Filed by First Trust Exchange Traded Fund
                                                         (File Number 811-21774)
                           Pursuant to Rule 425 under the Securities Act of 1933

                                Subject Company: First Trust Value Line 100 Fund
                                                         (File Number 811-21336)





PRESS RELEASE

SOURCE:  First Trust Value Line(R) 100 Exchange-Traded Fund


First Trust Value Line(R) 100 Fund Reorganizes into
Exchange-Traded Fund effective June 15, 2007


LISLE, IL - (BUSINESS WIRE) - June 15, 2007 - First Trust Advisors L.P. (FTA) announced that First Trust Value Line(R) 100 Fund (FVL), a closed-end fund, reorganized with and into First Trust Value Line(R) 100 Exchange-Traded Fund (FVLEF), an exchange-traded fund and newly created series of First Trust Exchange-Traded Fund, effective Friday, June 15, 2007. FVL ceased trading on the AMEX on Friday, June 15, 2007, and FVLEF will begin trading on the AMEX on Monday, June 18, 2007 under the ticker symbol "FVL," the same ticker symbol used by the closed-end fund. The assets of FVL were transferred to, and the liabilities of FVL were assumed by, FVLEF in exchange for shares of FVLEF on a one share for one share basis based upon the net asset value of FVL on Friday, June 15, 2007. FVLEF shares have been distributed to FVL shareholders, on a tax-free basis for federal income tax purposes, and FVL has been terminated.

The investment objective of First Trust Value Line(R) 100 Exchange-Traded Fund is to seek investment results that correspond generally to the price and yield (before the fund's fees and expenses) of an equity index called the Value Line(R) 100 Index. The investment adviser for FVLEF is FTA.

An investor should carefully consider the investment objective, risks, charges and expenses of FVLEF before investing. The prospectus for FVLEF contains this and other important information and is available free of charge by calling toll-free at 1-800-621-1675 or writing FVLEF at 1001 Warrenville Road, Suite 300, Lisle, Illinois 60532. The prospectus should be read carefully before investing.




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CONTACT: W. Scott Jardine (630) 241-8798
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SOURCE: First Trust Value Line(R) 100 Exchange-Traded Fund